Form 51-102F3
Material Change Report

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1. Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#100 – 1255 West Pender Street

Vancouver, B.C. V6E 2V1

2. Date of Material Change

April 4, 2006.

3. News Release

News release was issued on April 4, 2006 and disseminated via CCN Matthews News Wire Service pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Las Vegas From Home.Com Entertainment Inc. to Acquire Ownership and Royalty Interest in Certain
Card Games from Bronx Ventures Inc.

Las Vegas From Home.Com Entertainment Inc. (“LVFH”) and Bronx Ventures Inc. (“Bronx”), parties related to each other by common directors and management, are pleased to announce that they have negotiated an agreement whereby LVFH will acquire from Bronx a 50% ownership interest and 40% revenue interest in certain gaming software consisting of three card games (the “Three Card Games Software”). The Three Card Games Software was jointly developed pursuant to a licensing agreement dated November 4, 2002 between LVFH and Bronx which received the approval of the TSX Venture Exchange on November 21, 2002.

5. Full Description of Material Change

Las Vegas From Home.Com Entertainment Inc. to Acquire Ownership and Royalty Interest in Certain
Card Games from Bronx Ventures Inc.

Las Vegas From Home.Com Entertainment Inc. (“LVFH”) and Bronx Ventures Inc. (“Bronx”), parties related to each other by common directors and management, are pleased to announce that they have negotiated an agreement whereby LVFH will acquire from Bronx a 50% ownership interest and 40% revenue interest in certain gaming software consisting of three card games (the “Three Card Games Software”). The Three Card Games Software was jointly developed pursuant to a licensing agreement dated November 4, 2002 between LVFH and Bronx which received the approval of the TSX Venture Exchange on November 21, 2002.

Fairness Opinion and Valuation Report

As LVFH and Bronx have certain common directors and senior officers, they have jointly appointed an independent third party, Evans & Evans, Inc., of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction. Independent board committees have also been appointed to deal with all aspects of the transaction. E&E have completed and presented to both LVFH and Bronx their Fairness Letter and Valuation Report.

The Transaction

Pursuant to E&E’s Fairness Letter and Valuation Report, LVFH will acquire Bronx’s interest in the Three Card Games Software for a consideration of $2,401,200 which is payable through the issuance of 6,670,000 common shares of LVFH at a fair market value of $0.36 per common share. The 6,670,000 common shares of LVFH will be restricted from trading for a period of twelve (12) months. The proposed transaction is subject to acceptance for filing on behalf of LVFH by the TSX Venture Exchange.

If the proposed transaction is completed, it will provide LVFH with an additional revenue stream. The transaction will also allow Bronx to dispose of non-core assets in order to enable Bronx to pursue its core business of mineral exploration.

Noted LVFH President and CEO, Jake Kalpakian, “During fiscal 2005, LVFH paid Bronx $484,804 pursuant to Bronx’s interest in the Three Card Games Software. As a result of this transaction, LVFH will own 100% interest in all of its Software including the Three Card Games and furthermore, this revenue stream will accrue directly to LVFH’s bottom line. “

Bronx President and CEO, Bedo H. Kalpakian added, “From Bronx’s perspective we believe that better value will be better realized through our increased equity stake in a financially stronger LVFH.”

For further information:

Contact:

Las Vegas From Home.com
Bronx Ventures Inc.	Entertainment Inc.
Bedo H. Kalpakian, President & CEO Ph: +1 (604) 681-1519 Email: bedo@bronxventures.com	Jake Kalpakian, President & CEO Ph: +1 (604) 681-0204 Email: jake@lvfh.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Jacob H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9. Date of Report

This report is dated the 4th day of April, 2006.